File No. 333-233085

As filed with the SEC on November 15, 2019

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. __

Post-Effective Amendment No.  1

(Check appropriate box or boxes)

FEDERATED MDT SERIES

(Exact Name of Registrant as Specified in Charter)

1-800-341-7400

(Area Code and Telephone Number)

4000 Ericsson Drive

Warrendale, PA 15086-7561

(Address of Principal Executive Offices)

Peter J. Germain, Esquire

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, Pennsylvania 15222-3779

(Name and Address of Agent for Service)

Copies to:

Thomas Early, Esquire

Goodwin Procter LLP

601 S. Figueroa St.

41st Floor

Los Angeles, CA 90017

Approximate Date of Proposed Public Offering: As soon as

practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered:

Class A Shares, Class C Shares and Institutional Shares, without par value, of Federated MDT Balanced Fund,

Class A Shares, Class C Shares and Institutional Shares, without par value, of Federated MDT All Cap Core Fund,

Class A Shares, Class C Shares and Institutional Shares, without par value, of Federated MDT Large Cap Growth Fund,

Class A Shares, Class C Shares, Class R6 Shares and Institutional Shares, without par value, of Federated MDT Small Cap Growth Fund,

Class A Shares, Class C Shares, Class R6 Shares and Institutional Shares, without par value, of Federated MDT Small Cap Core Fund,

Each a series of the Registrant

It is proposed that this filing will become effective

Immediately upon filing pursuant to Rule 485 (b).

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-14 (333-233085) is to file Exhibit 12, Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization, as discussed in the Registrant’s Form N-14 filing on August 7, 2019.

This Post-Effective Amendment No. 1 consists of the following:

Cover Sheet

Contents of the Registration Statement

Part A --- The definitive Prospectus/Proxy Statement of the Registrant as filed on September 17, 2019 pursuant to Rule 497 is incorporated herein by reference.

Part B --- The definitive Statement of Additional Information of the Registrant as filed on September 17, 2019 pursuant to Rule 497 is incorporated herein by reference.

Part C --- Other Information

Signature Page

Exhibits

Exhibit 12 – Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization.

PART C. OTHER INFORMATION.

Item 15. Indemnification

Indemnification is provided to Officers and Trustees of the Registrant pursuant to the Registrant's By-Laws, as amended. This includes indemnification against: (a) any liabilities or expenses incurred in connection with the defense or disposition of any action, suit or proceeding in which an Officer or Trustee may be or may have been involved; and (b) any liabilities and expenses incurred by an Officer or Trustee as a result of having provided personally identifiable information to a regulator or counterparty by or with whom the Registrant (or its series, as applicable) is regulated or engages in business to satisfy a legal or procedural requirement of such regulator or counterparty.

The Investment Advisory Contract, and Sub-advisory Agreement as applicable, (collectively, “Advisory Contracts”) between the Registrant and the investment adviser, and sub-adviser as applicable, (collectively, “Advisers”) of its series, provide that, in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of the obligations or duties under the Advisory Contracts on the part of the Advisers, Advisers shall not be liable to the Registrant or to any shareholder for any act or omission in the course of or connected in any way with rendering services or for any losses that may be sustained in the purchase, holding, or sale of any security.

The Registrant’s distribution contract contains provisions limiting the liability, and providing for indemnification, of the Officers and Trustees under certain circumstances.

Registrant's Trustees and Officers are covered by an Investment Trust Errors and Omissions Policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the By-Laws, as amended, or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Trustees), Officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such Trustees, Officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the By-Laws, as amended, or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the By-Laws, as amended, or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party Trustees who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an Officer, Trustee or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party Trustees or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification

Item 16. Exhibits

Exhibit Number	DESCRIPTION

(1)
	1.1	Conformed copy of Declaration of Trust of the Registrant	(1)
	1.2	Conformed copy of Amendment No. 1 of the Declaration of Trust	(5)
	1.3	Conformed copy of Amendment No. 2 of the Declaration of Trust	(6)
	1.4	Conformed copy of Amendment No. 3 of the Declaration of Trust	(8)
	1.5	Conformed copy of Amendment Nos. 4, 5 and 6 to the Declaration of Trust	(11)
	1.6	Conformed copy of Amendment No. 7 to the Declaration of Trust	(12)
	1.7	Conformed copy of Amendment No. 8 to the Declaration of Trust	(18)
	1.8	Conformed copy of Amendment No. 9 to the Declaration of Trust	(19)
	1.9	Conformed copy of Amendment No. 10 to the Declaration of Trust	(20)
	1.10	Conformed copy of Amendment No. 11 to the Declaration of Trust	(22)

(2)
	2.1	Copy of Bylaws	(1)
	2.2	Copy of Amendment #1 to the Bylaws dated June 1, 2013	(17)
	2.3	Copy of Amendment #2 to the Bylaws dated August 17, 2018	(22)

(3)	Not applicable

(4)	The Registrant hereby incorporates the Forms of Agreements and Plan of Reorganization are filed herein as Annex A to the Prospectus/Proxy Statement from Item 4 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019

(5)
As of September 1, 1997, Federated Securities Corp. stopped issuing share certificates

(6)
	6.1	Form of Investment Advisory Contract of the Registrant	(2)
	6.2	Conformed copy of Investment Advisory Contract Letter Agreement	(4)
	6.3	Conformed copy of Investment Advisory Contract on behalf of the Registrant which includes Exhibits A through H	(5)
	6.4	Conformed copy of Subadvisory Agreement for Federated MDT Balanced Fund which includes Exhibit A	(9)
	6.5	Conformed copy of Exhibit I to the Investment Advisory Contract	(8)
	6.6	Conformed copy of Amendment #1 and #2 to Exhibit E of the Investment Advisory Contract	(22)

(7)
	7.1	Conformed copy of Distributor’s Contract of the Registrant	(3)
	7.2	Conformed copy of Distributor’s Contract of the Registrant with Exhibits A through D	(5)
	7.3	Conformed copy of Distributor’s Contract for Class B Shares of the Registrant	(5)
	7.4	Conformed copy of Exhibits E through H of the Distributor’s Contract	(8)
	7.5	Conformed copy of Amendment 1 to Exhibit B of the Registrant’s Distributor’s Contract	(8)
	7.6	Conformed copy of Exhibit I and J to the Distributor’s Contract of the Registrant	(19)
	7.7	Conformed copy of Exhibit K to the Distributor’s contract of the Registrant	(21)

(8)	Not applicable

(9)
	9.1	Conformed copy of Custodian Agreement of the Registrant	(3)
	9.2	Conformed copy of Custodian Schedule	(3)
	9.3	Conformed copy of Custodian Schedule	(5)
	9.4	Conformed copy of Custodian Agreement Exhibit 1 (revised as of 6/22/07)	(6)
	9.5	Conformed copy of Amendment 4 and 5 to Custodian Agreement	(12)

(10)
	10.1	Conformed copy of Distribution Plan of the Registrant	(3)
	10.2	Conformed copy of Distribution Plan with Exhibits A through D attached	(5)
	10.3	Conformed copy of Distribution Plan of the Registrant for Class B Shares	(5)
	10.4	Conformed copy of Exhibits D, E and F of the Distribution Plan of the Registrant	(8)
	10.5	Conformed copy of Amendment 1 to Exhibit A to the Distribution Plan of the Registrant	(8)

(11)	The Registrant hereby incorporates the Conformed Copy of Opinion and Consent of Counsel Regarding the Legality of Shares being Issued from Item 11 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019

(12)	Conformed Copy of Opinion regarding Tax Consequences of the Reorganization	+

(13)
	13.1	The Registrant hereby incorporates by reference the conformed copy of the Agreement for Administrative Services, with Exhibit 1 and Amendments 1 and 2 attached, between Federated Administrative Services and the Registrant from Item 23(h)(iv) of the Federated Total Return Series, Inc. Registration Statement on Form N-1A, filed with the Commission on November 29, 2004. (File Nos. 33-50773 and 811-7115)
	13.2	Conformed copy of Agreement for Administrative Services between Registrant and Federated Administrative Services with Exhibit 1 and Amendments 1 through 4 attached	(5)
	13.3	The Registrant hereby incorporates the conformed copy of Transfer Agency and Service Agreement between the Federated Funds and State Street Bank and Trust Company from Item 23(h)(viii)of the Federated Total Return Government Bond Fund Registration Statement on Form N-1A, filed with the Commission on April 28, 2006 (File Nos. 33-60411 and 811-07309)
	13.4	Conformed copy of Transfer Agency and Service Agreement between Registrant and State Street Bank and Trust Company including First Amendment and Schedule A	(5)
	13.5	The Registrant hereby incorporates by reference the conformed copy of Amendment No. 3 to the Agreement for Administrative Services between Federated Administrative Services Company and the Registrant dated June 1, 2005, from Item 23 (h) (ii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the Commission on July 27, 2005. (File Nos. 33-29838 and 811-5843)
	13.6	Conformed copy of Financial Administration and Accounting Services Agreement between Registrant and State Street Bank and Trust Company	(5)
	13.7	Conformed copy of Amended and Restated Services Agreement between Registrant and Federated Shareholder Services Company	(5)
	13.8	Conformed copy of Principal Shareholder Services Agreement between Registrant and Federated Securities Corp.	(5)
	13.9	Conformed copy of Shareholder Services Agreement between Registrant and Federated Shareholder Services Company	(5)
	13.10	Copy of revised Exhibit 1 to the Agreement for Administrative Services	(8)
	13.11	Copy of revised Exhibit A to the Financial Administration and Accounting Services Agreement	(8)
	13.12	Copy of the revised Schedule A to the Transfer Agency and Service Agreement between the Registrant and State Street Bank and Trust Company	(8)
	13.13	Copy of Amendment to Transfer Agency and Service Agreement between State Street Bank and the Registrant with revised Schedule A	(10)
	13.14	Conformed copy of Financial Administration and Accounting Services Agreement dated March 1, 2011
	13.15	Conformed copy of Amended and Restated Agreement for Administrative Services dated September 1, 2012	(13)
	13.16	Conformed copy of Financial Administration and Accounting Services Agreement dated March 1, 2015	(16)
	13.17	Conformed copy of Schedule 1 to the Amended and Restated Services Agreement between Registrant and Federated Shareholder Services Company revised September 1, 2016	(19)
	13.18	Conformed copy of Second Amended and Restated Agreement for Administrative Services dated September 1, 2017	(21)

(14)
	14.1	The Registrant hereby incorporates the conformed copy of Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm from Item 14.1 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019
	14.2	The Registrant hereby incorporates the conformed copy of Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm from Item 14.2 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019

(15)	Not Applicable

(16)
	16.1	The Registrant hereby incorporates the conformed copy of Unanimous Consent of Trustees for Federated MDT All Cap Core Fund from Item 16.1 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019
	16.2	The Registrant hereby incorporates the conformed copy of Power of Attorney of the Registrant for Federated MDT All Cap Core Fund from Item 16.2 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019
	16.3	The Registrant hereby incorporates the conformed copy of Unanimous Consent of Trustees for Federated MDT Balanced Fund from Item 16.3 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019
	16.4	The Registrant hereby incorporates the conformed copy of Power of Attorney of the Registrant for Federated MDT Balanced Fund from Item 16.4 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019
	16.5	The Registrant hereby incorporates the conformed copy of Unanimous Consent of Trustees for Federated MDT Large Cap Growth Fund from Item 16.5 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019
	16.6	The Registrant hereby incorporates the conformed copy of Power of Attorney of the Registrant for Federated MDT Large Cap Growth Fund from Item 16.6 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019
	16.7	The Registrant hereby incorporates the conformed copy of Unanimous Consent of Trustees for Federated MDT Small Cap Core Fund-1 from Item 16.7 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019
	16.8	The Registrant hereby incorporates the conformed copy of Power of Attorney of the Registrant for Federated MDT Small Cap Core Fund-2 from Item 16.8 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019
	16.9	The Registrant hereby incorporates the conformed copy of Unanimous Consent of Trustees for Federated MDT Small Cap Core Fund-1 from Item 16.9 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019
	16.10	The Registrant hereby incorporates the conformed copy of Power of Attorney of the Registrant for Federated MDT Small Cap Core Fund-2 from Item 16.10 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019
	16.11	The Registrant hereby incorporates the conformed copy of Unanimous Consent of Trustees for Federated MDT Small Cap Core Fund-3 from Item 16.11 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019
	16.12	The Registrant hereby incorporates the conformed copy of Power of Attorney of the Registrant for Federated MDT Small Cap Core Fund-3 from Item 16.12 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019
	16.13	The Registrant hereby incorporates the conformed copy of Unanimous Consent of Trustees for Federated MDT Small Cap Growth Fund from Item 16.13 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019
	16.14	The Registrant hereby incorporates the conformed copy of Power of Attorney of the Registrant for Federated MDT Small Cap Growth Fund from Item 16.14 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019

(17)
	17.1	The Registrant hereby incorporates the Form of Ballot from Item 17.1 for Federated MDT All Cap Core Fund of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019
	17.2	The Registrant hereby incorporates the Form of Ballot from Item 17.2 for Federated MDT Balanced Fund of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019
	17.3	The Registrant hereby incorporates the Form of Ballot from Item 17.3 for Federated MDT Large Cap Growth Fund of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019
	17.4	The Registrant hereby incorporates the Form of Ballot from Item 17.4 for Federated MDT Small Cap Growth Fund of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019
	17.5	The Registrant hereby incorporates the Form of Ballot from Item 17.5 for Federated MDT Small Cap Core Fund-1 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019
	17.6	The Registrant hereby incorporates the Form of Ballot from Item 17.6 for Federated MDT Small Cap Core Fund-2 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019
	17.7	The Registrant hereby incorporates the Form of Ballot from Item 17.7 for Federated MDT Small Cap Core Fund-3 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 7, 2019

+	Exhibit is being filed electronically with registration statement; indicate by footnote

ALL RESPONSES ARE INCORPORATED BY REFERENCE TO A POST-EFFECTIVE AMENDMENT (PEA) OF THE REGISTRANT FILED ON FORM N-1A (FILE NOS. 333-134468 and 811-21904)
1	Initial Registration Statement filed May 25, 2006.
2	Pre-effective Amendment No. 1 filed July 27, 2006.
3	Pre-effective Amendment No. 2 filed August 8, 2006.
4	PEA No. 1 filed November 29, 2006
5	PEA No. 3 filed March 28, 2007
6	PEA No. 4 filed September 28, 2007
7	PEA No. 5 filed December 17, 2007
8	PEA No. 7 filed February 22, 2008
9	PEA No. 8 filed September 29, 2008
10	PEA No. 9 filed September 28, 2009
11	PEA No. 10 filed November 5, 2010
12	PEA No. 12 filed September 27, 2011
13	PEA No. 14 filed September 26, 2012
14	PEA No. 16 filed September 26, 2013
15	PEA No. 18 filed September 25, 2014
16	PEA No. 20 filed September 25, 2015
17	PEA No. 22 filed April 13, 2016
18	PEA No. 23 filed June 23, 2016
19	PEA No. 25 filed October 27, 2016
20	PEA No. 27 filed on March 29, 2017
21	PEA No. 29 filed on September 26, 2017

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file by Post-Effective Amendment the opinion of counsel regarding the tax consequences of the proposed reorganization required by Item (16)(12) of Form N-14 prior to the closing date of the reorganization.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Federated MDT Series has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Pittsburgh and Commonwealth of Pennsylvania, on the 15th day of November, 2019.

FEDERATED MDT SERIES
BY: /s/ George F. Magera George F. Magera, Assistant Secretary
Pursuant to the requirements of the Securities Act of 1933, this Amendment to its Registration Statement has been signed below by the following person in the capacity and on the date indicated:

NAME	TITLE	DATE
BY: /s/ George F. Magera George F. Magera Assistant Secretary	Attorney In Fact For the Persons Listed Below	November 15, 2019
J. Christopher Donahue*	President and Trustee (Principal Executive Officer)
Lori A. Hensler*	Treasurer (Principal Financial Officer/Principal Accounting Officer)
John B. Fisher*	Trustee
John T. Collins*	Trustee
G. Thomas Hough*	Trustee
Maureen Lally-Green*	Trustee
Charles F. Mansfield, Jr.*	Trustee
Thomas O’Neill*	Trustee
P. Jerome Richey*	Trustee
John S. Walsh*	Trustee
*By Power of Attorney